Exhibit 99.2

Letter to Shareholders

March 23, 2012

Dear fellow shareholder,

The proxy contest initiated by dissident Mount Kellett Master Fund II A LP is coming to a close. This is my last letter on the subject, as the March 30, 2012 proxy voting deadline is almost here.

The reasons for this communication are twofold: to provide Baja’s thoughts on why your vote is important and to ensure that any shareholders who may have misplaced their GOLD proxies can now vote their shares with the GOLD proxy included in this package. Please also keep in mind that a later-dated GOLD proxy will replace any previously voted blue proxy.

Now, why is it critical that you vote the GOLD proxy today?

Look at how much disruption Mount Kellett has already caused. Imagine what will happen if these people get onto your Board.

It is important to look objectively at how Mount Kellett could impede the delivery of value to shareholders as the Boleo Project progresses toward completion.

As you know, Baja has approximately 2,600 employees and contractors dedicated to moving your company to production, and Baja’s management is confident it has the requisite financing and leadership in place to achieve this goal. Baja’s leadership team has remained focused on the Boleo Project despite months of personal attacks by Mount Kellett and the significant distraction of this proxy contest.

If Mount Kellett’s Managing Director Stephen Lehner is elected to the Board, I am concerned that operations will be disrupted and the delivery of shareholder value will be put at risk. Mount Kellett has forced Baja to spend more than a million dollars on this proxy contest to defend the company and your interests. Mount Kellett has misled you, has disparaged your Board, has hidden or buried its attempts to obtain control, and most recently, has attempted to obtain leverage from the falsehoods uttered by a disgruntled former director pursuing a personal vendetta.

Mount Kellett may tell you that its objectives are benign and that it wishes to work with the other directors on your behalf. I respectfully submit that Mount Kellett’s past actions demonstrate that Mount Kellett and Mr. Lehner represent a danger to the interests of Baja’s shareholders.

At its core, Baja is a company of mine builders. We have worked hard to attract the very best in the business. Our people are here to extract value from the ground and they rely on steady leadership and stewardship from our executive team and Board. If Mount Kellett’s inexperienced and conflicted employee Mr. Lehner brings to the Board the same aggressive, opportunistic and disruptive agenda Mount Kellett has tried to advance with this proxy contest, there is no guarantee that our proven team will stay together.

Stephen Lehner has not explained why you should overlook his conflict of interest

Mount Kellett is insistent on saddling Baja with Mr. Lehner, even though he has no public company board experience or mining experience, and even though he bears the heavy weight of a conflict of interest. These are matters of great concern.

If you have any questions, or require any assistance in voting your shares, please call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by e-mail at assistance@laurelhill.com

We have always agreed that a 19.9% shareholder deserves Board representation. That is why we invited Mount Kellett to nominate two non-Mount Kellett directors to the Board. This approach is consistent with that taken by another large Baja shareholder, Louis Dreyfus Commodities Metals Suisse SA. As its Board representative it nominated Wolf Seidler, who is independent of Louis Dreyfus Commodities. But Mount Kellett preferred to launch a proxy contest rather than accept this reasonable offer.

Mount Kellett’s goal has always been to achieve special status and control of Baja without a premium to other shareholders. Before Mount Kellett commenced this proxy contest, Mr. Lehner led Mount Kellett’s campaign for special status and control. Will that change if he is on the Board? As a portfolio manager for an opportunistic trader, Mr. Lehner’s job is to advance that agenda and maximize Mount Kellett’s own profits. As a Baja director, he would have a conflicting fiduciary duty to Baja and its shareholders. Due to this inherent conflict, portfolio managers generally do not serve on boards. When the conflict of interest comes to a head, Baja shareholders cannot be sure which obligation will be paramount.

This proxy fight is about one thing: Mount Kellett gaining control over your investment

Mount Kellett launched this proxy contest after the Board rebuffed Mount Kellett’s secret attempts to obtain special status and control. Mount Kellett, according to the dissident circular, sees the potential for a five-fold increase in the value of Baja over the next 18 months. It wants to capture as much of that gain as it can without paying a premium to all shareholders. That is the reason Mount Kellett is inflexible in insisting that Mr. Lehner join the board. That is the reason why Mount Kellett sought the freedom to act 15 days after Mr. Lehner resigns from the Board.

Mount Kellett has knowingly campaigned on the basis of inaccurate, exaggerated, slanted and false information. Mount Kellett has tried to bury material facts, such as its belated acknowledgement of its control objective. As shareholders, you should not reward Mount Kellett. Instead, you should protect your investment and vote your GOLD proxy in support of Baja’s management and Board.

Leading independent proxy advisory firm Glass Lewis recommends shareholders vote the GOLD proxy

Glass Lewis & Co., a leading independent proxy advisory firm, has recommended that shareholders support Baja’s management and Board by voting only the GOLD proxy. Glass Lewis relies on publicly available facts to reach its proxy voting recommendations. For more information, please see Baja’s March 23, 2012 news release.

Your GOLD proxy must be received by 10:00 a.m. (Vancouver Time) on March 30, 2012

The voting deadline is this coming Friday so now is the time to vote GOLD to protect your company’s future. Vote GOLD to keep Stephen Lehner and Mount Kellett off of your Board. Vote GOLD to allow us to finish the Boleo Project and deliver value to you!

I thank you for your patience and continued support.

Yours truly,

Giles Baynham
Chairman
Baja Mining Corp.

If you have any questions, or require any assistance in voting your shares, please call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by e-mail at assistance@laurelhill.com